

OFFERING MEMORANDUM

facilitated by



9 Miles East Saratoga, LLC

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	9 Miles East Saratoga LLC
State of Organization	New York
Date of Formation	July 25, 2019
Entity Type	Limited Liability Corporation
Street Address	136 GOFF RD SCHUYLERVILLE, NEW YORK, 12871
Website Address	http://www.9mileseast.com/

(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Key Person 1	Gordon Sacks	
Positions with the Company Duration	Founder and CEO 2019 - Present	
Business experience (last three years)	Owner and CEO of 9 Miles East Farm	
Principal occupation (last three years)	Owner and CEO of 9 Miles East Farm	
Has this person been employed by anyone else in the last three years?	Yes	
Other employer information	9 Miles East Farm	Owner and CEO

Key Person 2	Mary Sacks
Positions with the Company	Co-Founder, Chief Marketing Officer, and Chief Operating Officer
Duration	2019 - Present
Business experience (last three years)	Owner, CMO, and COO of 9 Miles East Farm
Principal occupation (last three years)	Owner, CMO, and COO of 9 Miles East Farm

Has this person been employed by anyone else in the last three years?	Yes	
Other employer information	9 Miles East Farm	Co-Founder, Chief Marketing Officer, and Chief Operating Officer

(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Gordon Sacks
Mary Sacks

(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

Overview

9 Miles East Farm has built a strong brand and a base of thousands of regular customers through years of consistently delivering high-quality locally-sourced food to the Capital District and Metro Boston areas. The founders of the farm are now planning to establish a larger production kitchen and 40 seat dining room in a great central location in Saratoga Springs, NY. This new restaurant will be operated under the recently established 9 Miles East Saratoga LLC and will be a separate business from the 9 Miles East Farm. The new dining room will make the farm's award-winning pizza and other meals available for higher-margin on-premise consumption, and improve operational efficiency for the delivery operation. The new kitchen will also house an expanded production kitchen for 9 Miles East Farm's GO Boxes and other meals delivered through workplace wellness and subscription meal delivery channels. We've simply outgrown our current kitchen on the farm.

Strategy

Serve an installed base of 4,772 customers who have ordered for home delivery through www.pizzadelivery.farm over the nearly five years since the start of that operation, based on pizzadelivery.farm's five-star Yelp rating and recent ranking as one of 2019's three top pizza places in Upstate New York.

Attract new customers who haven't yet tried our food due to our hidden location and delivery-only model.

Take advantage of 9 Miles East Farm's established presence serving more than 100 corporate clients in the Capital District whose thousands of employees buy from us weekly at work and recognize our brand at the intersection of fun, delicious, local and healthy.

Establish hybrid dining room/delivery operation as template for expansion to other markets. The Boston area, where 9 Miles East Farm already serves ~80 companies and dozens of home delivery customers each week, is a logical next step.

Location

64 Excelsior St. Saratoga Springs, NY 12866

3,300 square-foot Former Stark's Muffler shop will house a dining room for on-premises meals, pizza/home delivery hub, and production space for 9 Miles East Farm's workplace wellness, workplace catering, and subscription meal delivery operations, which at a ~$2.5 million run rate have outgrown the on-farm kitchen currently used for production.

It's a perfect central location to serve as delivery hub to East Side, Skidmore, and West Side.

Easy walking distance to prime East side neighborhoods where many of our current customers live, and growing but underserved development along the Excelsior corridor.

Avoiding a touristy Broadway location makes the project more attractive to the year-round residents who are our primary market and improves delivery logistics. It also significantly reduces costs and allows us to provide dedicated parking.

Dining Room

40 year-round seats

Seasonal patio with an additional 20 seats

The site has designated parking for 12 cars, very much a differentiator in Saratoga Springs where parking can be challenging.

Urban, industrial look to contrast with generally suburban look and feel of Saratoga restaurants.

Private room available for parties, meetings, and other catered functions

Menu

Great sourdough crust pizza. Salads, soups & stews. Virtuous desserts driven by alternative-grain baking program. Instagram-friendly family-style plating of apps and desserts to encourage sharing. Limited selection of other entrees leveraging large-scale production of workplace and subscription meals as well as ingredients produced on our 29-acre vegetable farm.

Team

It's a competitive labor market and top kitchen talent is essential. 9 Miles East Farm has a strong established team of 33 professionals, with relatively low turnover. We have been able to attract and retain kitchen talent from other local restaurants (Druthers, Cantina, Hamlet & Ghost) by offering family-friendly hours and a more varied work environment contributing to the various services we provide (workplace wellness, workplace catering, subscription meal delivery). Our focus on health is also appealing to a segment of the restaurant workforce tired of deep frying and frozen commodity ingredients.

Established Customer Base

9 Miles East Farm's pizza delivery operation has served 4,772 customer since inception. Our online and app-based ordering system gives us contact information and searchable ordering histories for all of them. The farm also has an active and growing social media presence: 5,388 Facebook likes and 4,859 Instagram followers. In addition, 9 Miles East Farm's workplace wellness operation serves ~125 companies each week in the Capital District and another ~80 in the Boston area, giving us another way to connect with customers and promote the new dining room.

Hours of Operation

Open seven days a week 7 a.m. to 10 p.m.

Coffee, grab & go breakfast, weekend farmers' market brunch & lunch, & alternative grain baking program. Great coffee, great wifi, no rush until table service starts at 5 p.m.

Competitive Positioning

More fun than the explicitly healthy options (e.g. Four Seasons). Much healthier and less guilt-inducing than the drinking-oriented party spots (Druthers, etc.) Accessible target price point of $25 per person. Intentional focus on social aspects of dining, which we think will be increasingly important in attracting dine-in market share. Family-friendly: Affordable pricing, dedicated parking spots for easy access, stroller parking for walkers, great kids menu, no soda, non-fussy environment where parents are comfortable with kids running around. We plan to market private room as perfect kid birthday party venue with make-your-own pizza entertainment in the afternoons.

Service Format

Table service at dinner plus six seats at a counter/bar. Counter service for breakfast and lunch. Farm beer & wine license but no liquor. $25 pp target dinner check. Sample two-top order: Two salads at $7.50/ea., one pizza at $20, two beers at $6/ea, two desserts at $5 ea. = $57.

Beverages

Beer, wine, coffee, tea, iced tea, lemonade, housemade sparkling drinks. No espresso machine.
No bottled water, no fountain or canned soda.
Three beers on tap: IPA, lager or pilsner, something interesting or seasonal. $6/pint.
Three wines on tap: Red, white, experimental. All approachable and pizza-friendly. $8/glass.

Social

Very share-oriented, with Instagram-friendly family-style plating. Pricing encourages sharing and large parties. Servers circulate catering-style with platters of experimental samples a few times each night. Guests can vote on what they want to be added to the menu. Public family meal Friday, Saturday, and Sunday. 2 pm.

Sustainability

All disposable items will be compostable, compost will be collected along with trash and taken to our farm for composting. Pizza delivery by cargo bicycle when weather permits and electric car year-round.

Founder Bio

Gordon co-founded 9 Miles East Farm to make it easy for busy people to enjoy healthy local food. That simple mission has expanded into a rapidly growing regional team employing 33 people and serving thousands of customers each week through workplace wellness, workplace catering, subscription meal delivery, vegetable growing, and pizza delivery operations. Sacks previously was a director for Paradigm Capital Management. He has a BA from Vassar College.

Mary co-founded 9 Miles East Farm to make it easy for busy people to enjoy healthy local food. She directs the farm's social media presence and other outreach initiatives in addition to operational and administrative responsibilities. She has a BA from SUNY Buffalo.

(E) – NUMBER OF EMPLOYEES

The Company currently has 2 employees.

(F) – RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$30,000
Offering Deadline	November 6, 2019

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$90,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	How Much (if Minimum)	How Much (if Maximum)
Production Kitchen	$20,000	$50,000
Renovation of Dining Room and Product Assembly	$5,000	$30,000
Working Capital	$3,200	$4,600
Compensation to MainVest	$1,800	$5,400
TOTAL	$30,000	$90,000

(J) – THE INVESTMENT PROCESS

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the *Invest* button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.

MAINVEST

- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) – MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000

(M) – TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Summary of Terms

Revenue Percentage*	0.5 - 1.5%**
Payment Deadline	September 1, 2029

Maximum Payment Multiple	1.5x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.51 %

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	0.50%
$45,000	0.80%
$60,000	1.00%
$80,000	1.30%
$90,000	1.50%

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests are an equity interest in the Company, whereas the Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Gordon Sacks	50%
Mary Sacks	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

(P) – INDEBTEDNESS OF THE COMPANY

Other than the debts disclosed below, the Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

Description	Amount	Interest Rate	Maturity Date	Other Important Terms
MainVest Revenue	$300,000	5% of gross revenues until	9/1/2029	See the Company's Form C-U dated as of 10/3/2019 for

MAINVEST

Sharing Note		principal repaid.		additional disclosures on the revenue sharing note.

(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company sold $300,000 of Revenue Sharing Notes in a Regulation Crowdfunding offering ending in October 2019 through MainVest funding portal.

(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property

rentals, consulting arrangements, guaranties, etc.

(S) – THE COMPANY'S FINANCIAL CONDITION

The Company was established in July 2019. As such, there are limited financial statements and information for the investor to review.

Without the funds the Company plans to raise through regulation crowdfunding on MainVest, the Company would need to find other funds for the completion of its buildout and to launch the Company. The Company has no outstanding debt at the time of this offering.

(T) – THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 4-year financial forecast along with a detailed projection for years 1 through 3. **Please see the summary below along with the detailed projection in Appendix C**. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

FINANCIAL PROJECTIONS



(U) – Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) – Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) – Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) – Our Compliance with Reporting Obligations

The Company filed a Form C-U in connection with a prior Regulation Crowdfunding offering discussed above in §227.201(Q). The Company has not been required to file an annual report for any Regulation Crowdfunding campaign as of the date of this Form C.

(Y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

N/A

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end	*Prior fiscal year-end*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

MAINVEST